SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

MTC Technologies, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title and Class of Securities)

55377A 10 6

(CUSIP Number)

Rajesh K. Soin

c/o MTC Technologies, Inc.

4032 Linden Avenue

Dayton, Ohio 45432

Telephone: (937) 252-9199

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 55377A 10 6	Schedule 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rivas Enterprises Limited Partnership III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,896,194 (See Item 4)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,896,194 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,896,194 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%
14	TYPE OF REPORTING PERSON*

PN

CUSIP No. 55377A 10 6	Schedule 13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Vimol, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,896,194 (See Item 4)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

3,896,194 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,896,194 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%
14	TYPE OF REPORTING PERSON*

OO

CUSIP No. 55377A 10 6	Schedule 13D	Page 4 of 5 Pages

This Amendment No. 2 to Schedule 13D amends Items 2 (a)-(c), 3 and 5 of the Schedule 13D originally filed with the Securities and Exchange Commission on January 9, 2006 and Amendment No. 1 to such Schedule filed on March 6, 2006.

Item 2.	Identity and Background.

(a) - (c). This Amendment No. 2 to Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Rivas Enterprises Limited Partnership III (the “Limited Partnership”), an Ohio limited partnership; and (ii) Vimol, LLC (the “LLC”), an Ohio limited liability company, as the sole general partner of the Limited Partnership. The Limited Partnership and the LLC are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated March 6, 2006, a copy of which was filed with Amendment No. 1 to Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this schedule jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The address of each of the Reporting Persons is c/o Rajesh K. Soin, MTC Technologies, Inc., 4032 Linden Avenue, Dayton, OH 45432.

Item 3.	Source and Amount of Funds or Other Consideration.

The Limited Partnership acquired beneficial ownership of 2,000,000 of Common Stock when Rajesh K. Soin transferred such shares to the Limited Partnership on November 9, 2007. The Limited Partnership previously acquired beneficial ownership of 1,896,194 shares of Common Stock when Mr. Soin, his spouse and a trust established by Mr. Soin transferred such shares to the Limited Partnership. The Limited Partnership has shared voting and investment power with respect to the shares. The LLC is the sole general partner of the Limited Partnership and as such exercises such voting and investment power on behalf of the LLC with respect to such shares. Mr. Soin is the managing member of the LLC.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). The Reporting Persons beneficially owned an aggregate 3,896,194 shares of Common Stock as of November 15, 2007, constituting approximately 25.7% of the 15,145,406 shares of Common Stock outstanding as of September 30, 2007. All such Common Stock is held by the Limited Partnership and may be deemed beneficially owned by the Limited Partnership, the LLC and Mr. Soin, as managing member of the LLC. Mr. Soin, as managing member of the LLC, has shared dispositive and voting power over such shares and reports such shares as beneficially owned by him in schedules required by Section 13 of the Securities Exchange Act of 1934.

(c) Except as set forth below, the Reporting Person has not effected any transactions in Common Stock in the last sixty days.

On November 9, 2007, Mr. Rajesh K. Soin transferred 2,000,000 shares of Common Stock to the Limited Partnership.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 55377A 10 6	Schedule 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2007

Rivas Enterprises Limited Partnership III

By:	/s/ Bruce A. Teeters
Bruce A. Teeters
Attorney-in-Fact for Rivas Limited Partnership III

Vimol, LLC

By:	/s/ Bruce A. Teeters
Bruce A. Teeters
Attorney-in-Fact for Vimol, LLC